BPJ 3/27



SECU 07004745 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-38505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Commonwealth Associates, LP.

OFFICIAL USE ONLY

FIRM I.D. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Inder G. Tallur (212) 829 - 5809

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED

APR 11 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert A. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO/President

Title



Notary Public


BONNIE BETH GIUSTO
Notary Public - State of New York
No. 01GI6137509
Qualified in New York County
My Comm. Expires Nov. 28, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH ASSOCIATES, L.P.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(with supplementary information)

COMMONWEALTH ASSOCIATES, L.P.

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Commonwealth Associates, L.P.

We have audited the accompanying consolidated statement of financial condition of Commonwealth Associates, L.P. and subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements enumerated above present fairly, in all material respects, the financial position of Commonwealth Associates, L.P. and subsidiary as of December 31, 2006, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 27, 2007

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 1,848,106
Securities owned, at fair value	1,003,046
Due from brokers and other receivables	156,195
Prepaid and other assets	22,097
	$ 3,029,444
LIABILITIES AND PARTNERS' CAPITAL	
Accrued expenses and other current liabilities	$ 219,217
Due to affiliates	3,668
	222,885
Commitments and contingencies	
Partners' capital	2,806,559
	$ 3,029,444

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions	$ 1,500,585
Investment banking, advisory and finders fees	834,824
Interest and dividends	88,052
Trading income, net	325,177
	2,748,638
Expenses:	
Compensation and benefits	2,519,359
General and administrative	318,505
Occupancy and equipment rental	141,150
Communications	66,449
	3,045,463
Net loss	$ (296,825)

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Changes in Partners' Capital
Year Ended December 31, 2006

	General Partner	Limited Partners	Total
Partners' capital - January 1, 2006	$ 267	$ 3,115,472	$ 3,115,739
Capital distributions	(3,554)	(8,801)	(12,355)
Net loss	(283,605)	(13,220)	(296,825)
Partners' capital - December 31, 2006	$ (286,892)	$ 3,093,451	$ 2,806,559

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating and investing activities:	
Net loss	**$ (296,825)**
Adjustments to reconcile net loss to net cash used in operating and investing activities:	
Changes in:	
Securities owned	**(615,434)**
Due from brokers and other receivables	**(151,986)**
Due to affiliates	**(28,232)**
Prepaid and other assets	**(10,484)**
Accrued expenses and other current liabilities	**40,205**
Net cash used in operating and investing activities	**(1,062,756)**
Cash flows used in financing activities:	
Distributions	**(12,355)**
Net decrease in cash and cash equivalents	**(1,075,111)**
Cash and cash equivalents - January 1, 2006	**2,923,217**
Cash and cash equivalents - December 31, 2006	**$ 1,848,106**

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Notes to Consolidated Financial Statements
December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Commonwealth Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Management, LLC. These consolidated financial statements include the Partnership's wholly-owned subsidiary, COMW Acquisition Corp., an inactive holding company. Intercompany balances and transactions have been eliminated upon consolidation.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. The Partnership's primary business is investment advisory and banking services. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis. Marketable securities owned are valued at quoted market prices adjusted for trading restrictions and volume discounts. Securities for which market quotations are not readily available (nonmarketable) are valued at their estimated fair value as determined by the General Partner. Factors considered by the General Partner in determining value include cost, the type of investment, subsequent purchases of the same or similar investments, the current financial position and operating results of the investee company and such other factors as may be deemed relevant. It is the responsibility of the General Partner to review the valuation policies and to determine any valuation adjustments. In the absence of significant events indicating a change in value, investments are valued at cost. Warrants to purchase common shares of public companies are valued at the intrinsic price which is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero.

Unrealized gains/losses and realized gains/losses on securities are reflected in trading losses, net on the statement of operations.

Investment banking income includes fees earned for financial advisory services. Financial advisory fees, underwriting and placement fees are earned at the time the underwriting or placement is completed and are included in Commissions in the accompanying Statement of Operations.

[4] Statement of cash flows:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

COMMONWEALTH ASSOCIATES, L.P.

Notes to Consolidated Financial Statements
December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Partnership's financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had regulatory net capital of $1,757,376, which exceeds the Partnership's minimum regulatory net capital requirement of $14,285 by $1,743,091. The Partnership's ratio of aggregate indebtedness to net capital was .12 to 1 as of December 31, 2006.

NOTE C - RELATED PARTIES

The Partnership shares office space and the services of certain personnel with affiliates. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2006, the Partnership was charged approximately $161,009 for such shared costs. At December 31, 2006 the Partnership owed affiliates $3,668.

NOTE D - COMMITMENTS AND CONTINGENCIES:

[1] Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer and underwriter. Such actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions.

[2] Leases:

Effective January 1, 2006, the Partnership entered into an operating lease for its principal office expiring on December 31, 2007. Rental payments under the lease are $10,000 per month and the lease is cancelable after December 31, 2006 upon 90 day's notice.

NOTE E - INCOME TAXES

As a limited partnership, the Partnership is not subject to federal and state income taxes as a separate entity. Accordingly, there is no provision for federal and state income taxes presented in the accompanying financial statements. The partners are required to report their respective shares of Partnership income or loss in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax, however, it has available approximately $6,760,000 of net operating loss carryforwards which may be applied against future taxable income. These carryforwards begin to expire in December 2022.

Deferred income taxes reflect the impact of "temporary difference" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations. The deferred tax asset results principally from the unused net operating loss carryforwards partially offset by unrealized gains on securities owned. Such amount has been fully reserved by the Partnership as its ultimate utilization is doubtful. The valuation allowance increased by $9,000 during 2006.

The total of all deferred tax assets is as follows:

Deferred tax asset	$ 262,000
Valuation allowance	(262,000)
Net deferred tax assets	$ 0

NOTE F - PARTNERS' CAPITAL

Generally, net income or loss is allocated to the partners in proportion to their Percentage Partnership Interests, except that the allocation of loss is limited to the extent of income previously allocated. To the extent that the Partnership has Available Cash in any given year (defined in the Partnership Agreement as net cash receipts in excess of net cash disbursements), 50% of such amount will be distributed to the Partners. Otherwise, the Partners are not entitled to withdraw their capital without the approval of the General Partner, further subject to the Partnership maintaining its required net capital pursuant to SEC Rule 15c3-1.

In June of 2005, the Partnership granted an individual the option to acquire 12.93% of Partnership Percentage Interest for $1,250,000 in cash. The option is non-transferable and terminates on the earlier of June 7, 2007 or the termination of the individual's employment with the Partnership.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Partnership has its securities cleared through other broker-dealers pursuant to clearance agreements. Substantially all of the company's securities positions are held at the clearing broker. In addition, substantially all of the Partnerships cash is maintained in one financial institution with a balance that exceeds the amount insured by FDIC. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

COMMONWEALTH ASSOCIATES, L.P.

Notes to Consolidated Financial Statements
December 31, 2006

NOTE H - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 1,748,106	$ 100,000		$ 1,848,106
Securities owned, at fair value	1,003,046			1,003,046
Due from broker and other receivables	156,195			156,195
Investment in subsidiary	89,580		$ (89,580)	0
Prepaid and other assets	22,097			22,097
	$ 3,019,024	$ 100,000	$ (89,580)	$ 3,029,444
LIABILITIES AND PARTNERS' CAPITAL				
Accrued expenses and other current liabilities	$ 214,279	$ 4,938		$ 219,217
Due to affiliates	(1,814)	5,482		3,668
	212,465	10,420		222,885
Commitments and contingencies				
Partners' capital	2,806,559	89,580	$ (89,580)	2,806,559
	$ 3,019,024	$ 100,000	$ (89,580)	$ 3,029,444

SUPPLEMENTARY INFORMATION

COMMONWEALTH ASSOCIATES, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Net capital:	
Partners' capital	$ 2,806,559
Nonallowable assets:	
Due from broker and other receivables	131,340
Prepaid and other assets	22,097
Non-readily marketable securities	744,093
Investment in subsidiary	89,580
Other charges	20,000
Net capital before haircuts on securities positions	1,799,449
Haircuts on securities positions, including undue concentration	42,073
Net capital	$ 1,757,376
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $14,285 or $5,000	$ 14,285
Excess net capital	$ 1,743,091
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 214,279
Ratio of aggregate indebtedness to net capital	.12

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II FOCUS Report as of December 31, 2006.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Commonwealth Associates, L.P.
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Commonwealth Associates, L.P. (the "Partnership") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 27, 2007

END